Paramount Resources Ltd.
Interim Consolidated Financial Statements (Unaudited)
As at and for the three months ended March 31, 2007

Paramount Resources Ltd.
Consolidated Balance Sheets (Unaudited)
($ thousands)

	As at March 31 2007	As at December 31 2006

ASSETS (Note 8)
Current assets
Cash and cash equivalents	$73,197	$14,357
Short-term investments	3,673	3,890
Accounts receivable	110,868	103,324
Distributions receivable from Trilogy Energy Trust (Note 15)	1,504	2,406
Due from related parties (Note 15)	1,437	-
Financial instruments (Note 13)	-	22,758
Prepaid expenses and other	3,099	3,059
	193,778	149,794
Property, plant and equipment (Note 5)	1,087,989	983,059
Long-term investments and other assets (Note 6)	212,831	232,948
Goodwill	12,221	12,221
Future income taxes (Note 12)	33,952	41,002
	$1,540,771	$1,419,024

LIABILITIES AND SHAREHOLDERS' EQUITY
Current liabilities
Short-term bank indebtedness (Note 7)	$98,490	$-
Accounts payable and accrued liabilities	249,084	227,338
Due to related parties (Note 15)	-	1,476
Financial instruments (Note 13)	1,771	-
Current portion of stock-based compensation liability (Note 11)	3,878	5,243
	353,223	234,057
Long-term debt (Note 8)	510,340	508,849
Asset retirement obligations (Note 9)	87,139	83,815
Stock-based compensation liability (Note 11)	12,533	28,004
Non-controlling interest	48,076	549
	1,011,311	855,274

Commitments (Notes 7, 8 and 13)

Shareholders' Equity
Share capital (Note 10)	328,227	341,071
Contributed surplus	376	-
Retained earnings	200,723	222,679
Accumulated other comprehensive income	134	-
	529,460	563,750
	$1,540,771	$1,419,024

See the accompanying notes to these Interim Consolidated Financial Statements.

Paramount Resources Ltd.
Consolidated Statements of Earnings (Loss) (Unaudited)
($ thousands, except as noted)
	Three Months Ended March 31
	2007	2006

Revenue
Petroleum and natural gas sales	$78,821	$87,909
Gain (loss) on financial instruments (Note 13)	(2,457)	28,497
Royalties	(13,609)	(16,779)
	62,755	99,627
Expenses
Operating	22,626	18,131
Transportation	4,292	3,652
General and administrative (Note 15)	8,598	7,153
Stock-based compensation (Notes 11 and 15)	(6,258)	20,391
Depletion, depreciation and accretion	33,540	34,507
Exploration	5,307	11,841
Dry hole	47,602	6,754
(Gain) on sale of property, plant and equipment	(33)	(208)
Interest	11,479	6,649
Foreign exchange (gain) loss	(4,002)	975
Provision for doubtful accounts	690	-
	123,841	109,845
	(61,086)	(10,218)
Income from equity investments and other (Note 6)	15,897	28,251
Earnings (loss) before tax	(45,189)	18,033
Income and other tax expense (recovery) (Note 12)
Current and large corporations tax expense	246	1,124
Future income tax expense (recovery)	(18,913)	9,152
	(18,667)	10,276
Non-controlling interest	10,467	7
Net earnings (loss)	$(16,055)	$7,764

Net earnings (loss) per common share ($/share)
Basic	$(0.23)	$0.12
Diluted	$(0.23)	$0.12

Weighted average common shares outstanding (thousands)
Basic	70,803	66,498
Diluted	70,803	67,329

See the accompanying notes to these Interim Consolidated Financial Statements.

Paramount Resources Ltd.
Consolidated Statements of Retained Earnings (Unaudited)
($ thousands)
	Three Months Ended March 31
	2007	2006
Retained earnings, beginning of period	$222,679	$238,404
Adjustment on MGM Spinout (Note 2)	(5,901)	-
Net earnings (loss)	(16,055)	7,764
Retained earnings, end of period	$200,723	$246,168

Consolidated Statements of Comprehensive Income (Loss) (Unaudited)
($ thousands)
Three Months Ended March
31, 2007
Net loss	$(16,055)
Other comprehensive income, net of tax
Unrealized gain on short term investments	134
Comprehensive loss	$(15,921)

Consolidated Statements of Accumulated Other Comprehensive Income (Unaudited)
($ thousands)
Three Months Ended March
31, 2007
Accumulated other comprehensive income, beginning of period	$-
Unrealized gain on short term investments	134
Accumulated other comprehensive income, end of period	$134

See the accompanying notes to these Interim Consolidated Financial Statements.

Paramount Resources Ltd.
Consolidated Statements of Cash Flows (Unaudited)
($ thousands)

	Three Months Ended March 31
	2007	2006

Operating activities
Net earnings (loss)	$(16,055)	$7,764
Add (deduct)
Items not involving cash (Note 14)	7,205	16,978
Asset retirement obligation expenditures (Note 9)	(540)	(175)
Exploration and dry hole	52,218	17,846
Funds flow from operations	42,828	42,413
Change in non-cash working capital (Note 14)	(8,707)	25,280
Cash from operating activities	34,121	67,693

Financing activities
Debt - draws	203,300	134,030
Debt - repayments	(92,670)	(97,625)
Common shares issued, net of issuance costs	3,226	57,565
MGM shares issued, net of issuance costs	78,545	-
Cash from financing activities	192,401	93,970

Investing activities
Additions to property, plant and equipment	(186,835)	(192,607)
Proceeds on sale of property, plant and equipment	-	371
Reorganization costs and other	(1,074)	-
Return of capital received, net of non-controlling interest	190	3,657
Change in non-cash working capital (Note 14)	20,037	26,916
Cash used in investing activities	(167,682)	(161,663)

Increase in cash and cash equivalents	58,840	-
Cash and cash equivalents, beginning of period	14,357	-
Cash and cash equivalents, end of period	$73,197	$-

Supplemental cash flow information (Note 14).

See the accompanying notes to these Interim Consolidated Financial Statements.

NOTES TO INTERIM CONSOLIDATED FINANCIAL STATEMENTS
($ thousands, except as noted)

1.  Summary of Significant Accounting Policies

Paramount Resources Ltd. is an independent Canadian energy company that explores for, develops, processes, transports and markets petroleum and natural gas. The unaudited Interim Consolidated Financial Statements include the accounts of Paramount Resources Ltd. and its subsidiaries (“Paramount” or the “Company”), are stated in Canadian dollars, and have been prepared following the same accounting policies and methods of their application as Paramount’s audited consolidated financial statements as at and for the year ended December 31, 2006, except as disclosed in Notes 3 and 4. Paramount’s principal properties are located in Alberta, the Northwest Territories and British Columbia in Canada, and in Montana and North Dakota in the United States.

Certain information and disclosures normally required to be included in notes to the annual consolidated financial statements have been condensed or omitted. Accordingly, these unaudited Interim Consolidated Financial Statements should be read in conjunction with Paramount’s audited consolidated financial statements as at and for the year ended December 31, 2006.

The timely preparation of the unaudited Interim Consolidated Financial Statements in conformity with Canadian generally accepted accounting principles requires that management make estimates and assumptions and use judgment that affect: (i) the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements; and (ii) the reported amounts of revenues and expenses during the reported period. Such estimates primarily relate to unsettled transactions and events as of the date of the unaudited Interim Consolidated Financial Statements. Actual results could differ materially from those estimates.

Certain comparative figures have been reclassified to conform to the current year’s financial statement presentation.

2.  MGM Spinout

On January 12, 2007, Paramount Resources Ltd. completed a reorganization pursuant to a plan of arrangement under the Business Corporations Act (Alberta) (the “MGM Spinout”) involving Paramount Resources Ltd., its shareholders and MGM Energy Corp. (“MGM Energy”) a wholly-owned subsidiary of Paramount immediately prior to the MGM Spinout.

Through the MGM Spinout:

•
A fraction of each issued and outstanding common share of Paramount Resources Ltd. (each a “Common Share”) was exchanged for a Class Y Preferred Share of Paramount Resources Ltd. (each, a “Preferred Share”), with the remaining fraction of each Common Share being changed into one Common Share with the result that holders of Common Shares then held the same number of Common Shares as originally held;

•
Paramount’s shareholders transferred their Preferred Shares to MGM Energy for common shares of MGM Energy (“MGM Shares”), with Paramount’s shareholders receiving an aggregate of approximately 2.8 million MGM Shares, and the Preferred Shares received by MGM Energy being redeemed by Paramount and cancelled;

•
Paramount’s shareholders received approximately 14.2 million warrant units of MGM Energy, with each warrant unit consisting of one MGM Energy short term warrant (each, a “Short Term Warrant”) and one MGM Energy longer term warrant (each, a “Longer Term Warrant”);

NOTES TO INTERIM CONSOLIDATED FINANCIAL STATEMENTS
($ thousands, except as noted)

•
Paramount received a demand promissory note and 18.2 million voting Class A Preferred Shares of MGM Energy, which note was subsequently repaid by MGM Energy and which shares were subsequently converted into MGM Shares; and

•
MGM Energy became the owner of (i) rights and obligations under an area-wide farm-in agreement (the “Farm-in Agreement”) respecting Mackenzie Delta, Northwest Territories Exploration Licence #394, Exploration Licence #427 and Inuvik Concession Blocks 1 and 2; (ii) oil and gas properties in the Colville Lake / Sahtu area of the Central Mackenzie Valley, Northwest Territories; and (iii) an interest in one well in the Cameron Hills area of the southern portion of the Northwest Territories, all of such property, rights and obligations formerly being owned by Paramount Resources Ltd.

As a result of the MGM Spinout and the issuance of the Preferred Shares, the carrying value of Paramount’s Common Shares was reduced by $3.5 million, retained earnings was reduced by $5.9 million and future income tax liability was increased by $3.3 million. The net book value of the assets transferred from Paramount to MGM Energy was $45.2 million.

MGM Energy Warrants and Private Placement

Each warrant issued by MGM Energy entitled or entitles, as the case may be, the holder to purchase one MGM Share or one flow-through MGM Share as described below. Each Longer Term Warrant was not exercisable, and was not separable from the corresponding Short Term Warrant included in the warrant unit, unless the corresponding Short Term Warrant was exercised.

Each Short Term Warrant entitled the holder thereof to acquire, at the holder’s option, either (i) one MGM Share at a price of $5.00; or (ii) one flow-through MGM Share at a price of $6.25 and was exercisable until February 16, 2007. A total of 7.9 million Short-Term Warrants were exercised for MGM Shares and 5.9 million Short Term Warrants were exercised for flow-through MGM Shares for aggregate gross proceeds to MGM Energy of $76.5 million.

As a result of the exercise of the Short Term Warrants, 13.8 million Longer Term Warrants were separated from the corresponding Short Term Warrants and became exercisable. Each Longer Term Warrant entitles the holder thereof to acquire, at the holder’s option, either (i) one MGM Share at a price of $6.00; or (ii) one flow-through MGM Share at a price of $7.50. The Longer Term Warrants expire on September 30, 2007.

In February 2007, MGM Energy completed a private placement of 210,000 MGM Shares at a price of $5.00 per share and 160,000 MGM Shares issued on a flow-through basis at a price $6.25 per share, with each MGM Share accompanied by one Longer Term Warrant. The gross proceeds of this issue were $2.1 million.

Non-Controlling Interest

As a result of the MGM Spinout, exercises of Short Term Warrants and Longer Term Warrants, and MGM Energy’s February 2007 private placement, Paramount owned 51.7 percent of the issued and outstanding MGM Shares as of March 31, 2007. Because MGM Energy is a subsidiary of Paramount, its financial position, results of operations and cashflows form part of the consolidated financial statements of Paramount. The 48.3 percent non-controlling interest in MGM Energy’s net assets as of March 31, 2007 and the non-controlling interest in MGM Energy’s results of operations has been separately reflected in the Interim Consolidated Financial Statements as “Non-controlling interest”.

NOTES TO INTERIM CONSOLIDATED FINANCIAL STATEMENTS
($ thousands, except as noted)

3.  Changes in Accounting Policies

Financial Instruments

On January 1, 2007, the Company adopted the following sections of the Canadian Institute of Chartered Accountants (“CICA”) Handbook: Section 1530 “Comprehensive Income”, Section 3251 “Equity”, Section 3855 “Financial Instruments - Recognition and Measurement”, Section 3861 “Financial Instruments - Disclosure and Presentation”, and Section 3865 “Hedges”. As required by the new standards, prior periods have not been restated. The adoption of these standards had no material impact on the Company's net earnings or cash flows. The other effects of the implementation of the new standards are discussed below.

Comprehensive Income

The new standards introduce comprehensive income, which consists of net earnings and other comprehensive income (“OCI”). The Company's Consolidated Financial Statements now include a Statement of Comprehensive Income, which includes the components of comprehensive income. For Paramount, OCI is currently comprised of the changes in the market value of short-term investments. The cumulative changes in OCI are included in accumulated other comprehensive income (“AOCI”), which is presented as a new category within shareholders’ equity in the Consolidated Balance Sheet. The Company's Consolidated Financial Statements now include a Statement of Accumulated Other Comprehensive Income, which provides the continuity of the AOCI balance.

The adoption of comprehensive income has been made in accordance with the applicable transitional provisions. Accordingly, as at March 31, 2007 unrealized gain on short-term investments of $0.1 million is included in the AOCI. In addition, the change in the unrealized gain on short-term investments for the three months ended March 31, 2007 of $0.1 million, is now included in OCI in the Statement of Comprehensive Income.

Financial Instruments

The financial instruments standard establishes the recognition and measurement criteria for financial assets, financial liabilities and derivatives. All financial instruments are required to be measured at fair value on initial recognition of the instrument, except for certain related party transactions. Measurement in subsequent periods depends on whether the financial instrument has been classified as “held-for-trading”, “available-for-sale”, “held-to maturity”, “loans and receivables”, or “other financial liabilities” as defined by the standard.

Financial assets and financial liabilities “held-for-trading” are measured at fair value with changes in those fair values recognized in net earnings. Financial assets "available-for-sale" are measured at fair value, with changes in those fair values recognized in OCI. Financial assets "held-to-maturity", "loans and receivables" and "other financial liabilities" are measured at amortized cost using the effective interest method of amortization. The methods used by the Company in determining fair value of financial instruments are unchanged as a result of implementing the new standard.

Cash and cash equivalents are classified as “held-to-maturity” and measured at amortized cost using the effective interest method. Short-term investments are classified as “available-for-sale” and measured at fair value, with changes in those fair values recognized in OCI. Accounts receivable are classified as "loans and receivables". Accounts payable and accrued liabilities, and long-term debt are classified as "other liabilities".

The adoption of the financial instruments standard has been made in accordance with its transitional provisions. Accordingly, at January 1, 2007, $7.0 million of other assets were reclassified to long-term debt to reflect the adopted policy of capitalizing long-term debt transaction costs within long-term debt. The costs capitalized within long-term debt will be amortized using the effective interest method. Previously, the Company deferred these costs within other assets and amortized them on a straight-line basis over the life of the related long-term debt. The adoption of the effective interest method of amortization had no effect on opening retained earnings.

NOTES TO INTERIM CONSOLIDATED FINANCIAL STATEMENTS
($ thousands, except as noted)

Financial instrument assets and liabilities are derivative financial instruments classified as "held-for-trading" unless designated for hedge accounting. Additional information on the Company's accounting treatment of derivative financial instruments is contained in Note 1 of the Company's annual audited Consolidated Financial Statements for the year ended December 31, 2006.

4.  Update to Accounting Policies and Practices and Recent Accounting Pronouncements

As a result of the MGM Spinout, Paramount has updated the following significant accounting policies and practices:

Cash and cash equivalents

Cash and cash equivalents consist of cash and liquid short-term investments with original maturities of three months or less. The short-term investments are classified as held-to-maturity and measured at amortized cost using the effective interest method.

Stock-based Compensation

MGM Energy has granted stock options to its employees and directors, the details of which are described in Note 11- Stock-based Compensation.

The fair value method is used to recognize compensation expense associated with stock options granted by MGM Energy. Fair values are determined using the Black-Scholes-Merton option-pricing model and relevant assumptions on the date options are granted. Compensation costs are recognized over the vesting period.

Recent Accounting Pronouncement - Capital Disclosures

As of October 1, 2007 Paramount will be required to adopt new Section 1535 - Capital Disclosures. Under new section 1535, companies are required to disclose their objectives, policies and procedures for managing capital, as well as whether externally imposed capital requirements have been complied with. Section 1535 was issued in December 2006 and Paramount is assessing the impact this change will have on its future financial statements.

5.  Property, Plant and Equipment

	March 31, 2007			December 31, 2006
	Cost	Accumulated Depletion and Depreciation	Net Book Value	Net Book Value
Petroleum and natural gas properties	$1,041,795	$(430,416)	$611,379	$548,985
Gas plants, gathering systems and production equipment	546,829	(98,108)	448,721	404,987
Other	41,207	(13,318)	27,889	29,087
	$1,629,831	$(541,842)	$1,087,989	$983,059

NOTES TO INTERIM CONSOLIDATED FINANCIAL STATEMENTS
($ thousands, except as noted)

Included in property, plant and equipment are asset retirement costs, net of accumulated depletion and depreciation, of $55.7 million (December 31, 2006 - $52.9 million). Capitalized costs associated with non-producing petroleum and natural gas properties totaling approximately $382.9 million (December 31, 2006 - $335.4 million) are currently not subject to depletion.

For the three months ended March 31, 2007, Paramount expensed $47.6 million in dry hole costs (2006 - $6.8 million). A portion of the dry hole costs expensed related to prior year capital projects that were determined in the current year to have no future economic value.

Continuity of Suspended Exploratory Well Costs
Three Months Ended
March 31, 2007
Balance beginning of period	$157,773
Additions pending the determination of proved reserves	55,463
Reclassifications to proved reserves	(16,600)
Wells costs charged to dry hole expense	(7,034)
Balance end of period	$189,602

Aging of Capitalized Exploratory Well Costs
March 31, 2007
Capitalized exploratory well costs that have been capitalized for a period of one year or less	$84,835
Capitalized exploratory well costs that have been capitalized for a period of greater than one year	104,767
Balance at March 31, 2007	$189,602
Number of projects that have exploratory well costs that have been capitalized for a period greater than one year	86

At March 31, 2007, $66.5 million of the capitalized costs of suspended wells related to Colville Lake in the Northwest Territories. The commerciality of the gas in Colville Lake is being evaluated in conjunction with the planned drilling program and the anticipated timing for construction of the MacKenzie Valley Gas Pipeline. The remaining capitalized costs relate to projects where infrastructure decisions are dependent upon environmental permission and production capacity, or where Paramount is continuing to assess reserves and their potential development, including those relating to oil sands.

6.  Long-Term Investments and Other Assets

	March 31, 2007	December 31, 2006
Equity accounted investments:
Trilogy Energy Trust (“Trilogy”)	$59,409	$60,821
North American Oil Sands Corporation (“North American”)	150,870	161,626
Private oil and gas company (“Privateco”)	2,042	2,042
	212,321	224,489
Deferred financing costs, net of amortization and other (Note 3)	510	8,459
	$212,831	$232,948

NOTES TO INTERIM CONSOLIDATED FINANCIAL STATEMENTS
($ thousands, except as noted)

Income From Equity Investments and Other

The following table provides a summary of the components of income from equity investments and other included in the consolidated statements of earnings (loss):

	Three Months Ended March 31, 2007
	Trilogy	North American	Total

Equity income (loss)	$2,280	$(5,252)	$(2,972)
Dilution gain (loss)	-	(5,496)	(5,496)
	$2,280	$(10,748)	$(8,468)
Dilution gain - MGM Energy			24,673
Gain on sale of investments and other			(308)
			$15,897

During the three months ended March 31, 2007, North American filed renouncement documents with the tax authorities relating to flow-through shares it had issued during 2006, resulting in Paramount recording a dilution loss of $5.5 million before tax.

As a result of equity issuances by MGM Energy during the three months ended March 31, 2007, Paramount’s equity interest in MGM Energy was reduced to approximately 51.7 percent, resulting in Paramount recording dilution gains of approximately $24.7 million before tax.

7.  Short-Term Bank Indebtedness

On March 28, 2007, Paramount closed a six month $100 million senior unsecured non-revolving short-term bank facility with two Canadian banks (the “Bridge Facility”). The full amount of the Bridge Facility was drawn at closing. Net proceeds were used to provide working capital in the ordinary course of business. Borrowings under the Bridge Facility bear interest at floating rates based on the lenders’ prime rate or bankers’ acceptance rate, at the discretion of Paramount, plus an applicable margin. The applicable margin would increase by 0.5% starting June 29, 2007 if the Bridge Facility is not repaid by that time. If the Bridge Facility is not repaid in full within 120 day of closing, the agent for the Bridge Facility may at its discretion, under certain circumstances, provide notice to Paramount requiring Paramount to execute an offering of unsecured debt securities in an amount sufficient to repay the Bridge Facility.

8.  Long-Term Debt

	March 31, 2007	December 31, 2006
Canadian Dollar Denominated Debt
Credit facilities	$97,258	$85,118

U.S. Dollar Denominated Debt
Term Loan B Facility due 2012 (US$150.0 million)	173,190	174,810
8 1/2 percent US Senior Notes due 2013 (US$213.6 million)	246,614	248,921
	517,062	508,849
Debt financing costs	(6,722)	-
	$510,340	$508,849

NOTES TO INTERIM CONSOLIDATED FINANCIAL STATEMENTS
($ thousands, except as noted)

Credit Facilities

On April 30, 2007, Paramount replaced its existing credit facility with a new $125 million credit facility with a syndicate of Canadian banks, $120 million of which is available, after adjustments to the gross borrowing base for US Senior Notes and Term Loan B facility service costs. Borrowings under the new credit facility bear interest at floating rates on the same basis as the credit facility it replaced. The new facility is available on a revolving basis for a period of 364 days, and can be extended a further 364 days upon request, subject to approval by the lenders. In the event the revolving period is not extended, the facility would be available on a non-revolving basis for a one year term, at the end of which time the facility would be due and payable. Advances drawn on Paramount’s new credit facility are secured by a first fixed and floating charge over the assets of the Company, excluding approximately 12.8 million of the Trilogy Energy Trust units and all of the North American shares owned by Paramount.

9.  Asset Retirement Obligations

	Three Months Ended March 31, 2007	Year Ended December 31, 2006
Asset retirement obligations, beginning of period	$83,815	$66,203
Reduction on disposal of properties	-	(2,949)
Liabilities incurred	4,888	6,684
Revisions in estimated cost of abandonment	(2,783)	7,352
Liabilities settled	(540)	(779)
Accretion expense	1,759	7,304
Asset retirement obligations, end of period	$87,139	$83,815

The total future asset retirement obligation was estimated by management based on Paramount’s net ownership in all wells and facilities, estimated work to reclaim and abandon the wells and facilities, and the estimated timing of the costs to be incurred in future periods. The undiscounted asset retirement obligations associated with Paramount’s oil and gas properties at March 31, 2007 are $195.8 million (December 31, 2006 - $187.8 million), which have been discounted using credit-adjusted risk-free rates between 7 7/8 percent and 8 7/8 percent. The majority of these obligations are not expected to be settled for several years, or decades, in the future and will be funded from general company resources at that time.

10.  Share Capital

Issued and Outstanding

Common Shares	Shares	Amount
Balance December 31, 2006	70,278,975	$341,071
Issued on exercise of stock options (Note 11)	609,200	12,355
Share issuance costs, net of tax benefit		(7)
Tax adjustment on flow-through share renunciations		(21,684)
Adjustment on MGM Spinout (Note 2)		(3,508)
Balance March 31, 2007	70,888,175	$328,227

NOTES TO INTERIM CONSOLIDATED FINANCIAL STATEMENTS
($ thousands, except as noted)

11.  Stock-based Compensation

Paramount Options

Paramount has a stock option plan (the “Plan”) that enables the Board of Directors or its Compensation Committee to grant to key Paramount employees and directors options to acquire common shares of the Company (“Paramount Options”). The exercise price of a Paramount Option is no lower than the closing market price of the Common Shares on the day preceding the date of grant. Upon exercise of options under the Plan, optionholders may be entitled to receive, at the election of the employee, either a share certificate for the Common Shares or a cash payment in an amount equal to the positive difference, if any, between the market price and the exercise price of the number of Common Shares in respect of which the option is exercised. Paramount, however, can refuse to accept a cash surrender. When options are surrendered for cash, the cash settlement paid reduces the previously accrued liability. Differences between the cash settlement amount and the liability accrued are recognized in earnings as stock-based compensation expense. Options granted generally vest over four years and have a four and a half year contractual life.

Paramount Options
	Weighted Average Exercise Price	Options
	($ / share)
Balance, beginning of year	$19.41	4,468,925
Granted	20.20	1,396,500
Exercised	4.75	(609,200)
Cancelled	25.19	(36,000)
Balance, March 31	$21.30	5,220,225
Options exercisable, March 31	$16.40	364,250

Holdco Options

As a result of the 2005 spinout of Trilogy Energy Trust, Paramount transferred 2.3 million of the Trilogy trust units it received through the spinout to a wholly owned, non-public subsidiary of Paramount (“Holdco”).

Each Holdco option entitles the holder thereof to acquire from Paramount, common shares of Holdco (each a “Holdco Option”). Holdco’s shares are not listed for trading on any stock exchange. As a result, holders of Holdco Options have the right, alternatively, to surrender options for cancellation in return for a cash payment from Paramount. The amount of the payment in respect of each Holdco share subject to the surrendered option is the difference between the fair market value of a Holdco share at the date of surrender and the exercise price. The fair market value of a Holdco share is based on the fair market value of the Trilogy trust units it holds and any after-tax cash and investments (resulting from distributions on the Trilogy trust units).

NOTES TO INTERIM CONSOLIDATED FINANCIAL STATEMENTS
($ thousands, except as noted)

Holdco Options
	Weighted Average Exercise Price	Options
	($ / share)
Balance, beginning of year	$6.72	737,625
Exercised	4.72	(94,250)
Cancelled	15.43	(16,000)
Balance, March 31	$6.44	627,375
Options exercisable, March 31	$6.53	239,500

MGM Options

MGM Energy has a stock option plan (the “MGM Plan”) that enables MGM Energy’s Board of Directors or the Compensation Committee thereof to grant to key MGM Energy employees and directors options to acquire MGM Shares (each, an “MGM Option”). The exercise price of an MGM Option is no lower than the closing market price of MGM Shares on the day preceding the date of grant. Upon exercise of the MGM Options, optionholders receive either (i) a share certificate for the MGM Shares; or (ii) a cash payment in an amount equal to the positive difference, if any, between the market price and the exercise price of the number of MGM Shares in respect of which the MGM Option is exercised (a “Cash Surrender”). MGM Energy, however, can refuse to accept a Cash Surrender and therefore require that the holder exercise their vested options for cash and acquire MGM Shares. MGM Options granted generally vest over four years and have a 4.3 year contractual life.

MGM Options
	Weighted Average Exercise Price	Options
	($ / share)
Balance, January 1, 2007	$-	-
Granted on MGM Spinout	5.00	1,248,000
Granted	4.60	100,000
Balance, March 31, 2007	$4.97	1,348,000
Options exercisable, March 31, 2007	$-	-

NOTES TO INTERIM CONSOLIDATED FINANCIAL STATEMENTS
($ thousands, except as noted)

Additional information about stock options outstanding at March 31, 2007 is as follows:

	Outstanding			Exercisable
Exercise Prices	Number	Weighted Average Contractual Life	Weighted Average Exercise Price	Number	Weighted Average Exercise Price
			($ / share)		($ / share)
Paramount Options
$4.33-$10.00	453,125	1.3	$5.18	122,250	$4.52
$10.01-$20.00	1,778,900	2.7	13.90	135,700	14.16
$20.01-$30.00	1,430,700	4.3	21.08	13,800	26.26
$30.01-$43.25	1,557,500	3.4	34.65	92,500	33.93
Total	5,220,225	3.2	$21.30	364,250	$16.40
Holdco Options
$4.58-$6.00	416,375	1.0	$4.71	186,000	$4.72
$6.01-$10.00	73,500	1.7	7.11	7,000	6.43
$10.03-$16.37	137,500	2.2	12.86	46,500	13.80
Total	627,375	1.3	$6.44	239,500	$6.53
MGM Options
$4.60	100,000	4.0	$4.60	-	$-
$5.00	1,248,000	4.0	5.00	-	-
Total	1,348,000	4.0	$4.97	-	$-

The current portion of stock-based compensation liability of $3.9 million at March 31, 2007 ($5.2 million at December 31, 2006) represents the value, using the intrinsic value method, of vested Holdco Options and Holdco Options that will vest during the following twelve months. For exercises of Paramount Options, Paramount has generally refused to accept a cash surrender since August 2005 and has therefore required holders of Paramount Options to exercise their vested options and acquire Common Shares. It is MGM Energy’s intention to not accept any Cash Surrenders and therefore to require holders of MGM Options to exercise their vested MGM Options and acquire MGM Shares.

The fair value of each MGM Option granted is estimated on the grant date using the Black-Scholes-Merton option-pricing model with weighted average assumptions for grants as follows:

For the three months ended March 31, 2007
Weighted average fair value of MGM Options granted ($/MGM Option)	$2.22
Risk-free interest rate	4.04%
Expected lives (years)	4.3
Expected volatility	0.5
Annual dividend per share ($/Common Share)	$0.00

NOTES TO INTERIM CONSOLIDATED FINANCIAL STATEMENTS
($ thousands, except as noted)

12.  Income Taxes

The following table reconciles income taxes calculated at the Canadian statutory rate to Paramount’s recorded income tax (recovery):

Three months ended March 31, 2007
Net loss before tax	$(45,189)
Effective Canadian statutory income tax rate	31%
Expected income tax (recovery)	$(14,090)
Increase (decrease) resulting from:
Non-deductible Canadian Crown payments	49
Statutory and other rate differences	(18)
Other taxes	(26)
Non-taxable capital (gains) losses	(547)
Income from equity investments and other	1,962
Tax assets not previously recognized	(4,214)
Stock based compensation	(1,800)
Other	17
Income tax (recovery)	$(18,667)

Components of Future Income Tax Asset

March 31, 2007
Timing of partnership items	$(51,419)
Property, plant and equipment	76,628
Asset retirement obligations	25,425
Stock-based compensation liability	1,312
Non-capital and net operating losses carried forward	1,393
Other	(19,387)
Future income tax asset	$33,952

13.  Financial Instruments
The following table presents a reconciliation of the change in the unrealized and realized gains and losses on financial instruments:

	Three Months Ended March 31, 2007	Year Ended December 31, 2006
Fair value of contracts, beginning of period	$22,758	$(4,613)
Change in fair value of contracts, including contracts entered into during the period	(2,457)	69,569
Fair value of contracts realized during the period (gain) / loss	(22,072)	(42,198)
Fair value of contracts, end of period	$(1,771)	$22,758

NOTES TO INTERIM CONSOLIDATED FINANCIAL STATEMENTS
($ thousands, except as noted)

Commodity Price Contracts

At March 31, 2007, Paramount was a party to the following financial forward commodity contracts:

	Amount	Price	Term
Sales Contracts
WTI Fixed Price	1,000 Bbl/d	US$67.50/Bbl	January 2007 - December 2007
WTI Fixed Price	1,000 Bbl/d	US$67.51/Bbl	January 2007 - December 2007

During the three months ended March 31, 2007, Paramount entered into a costless foreign exchange collar for settlement on August 20, 2007. The floor price of the foreign exchange collar is CDN $1.1900/US$1, and the ceiling price is CDN $1.1415/US$1 based on an underlying amount of US$150 million.

Fair values of financial assets and liabilities

Borrowings under bank credit facilities and the TLB Facility are market rate based, thus, their respective carrying values in the Consolidated Financial Statements approximate fair value. Paramount’s US Senior Notes were trading at approximately 100.1 percent as at March 31, 2007. Fair values for derivative instruments are determined based on the estimated cash payment or receipt necessary to settle the contract at year-end. Cash payments or receipts are based on discounted cash flow analysis using current market rates and prices available to Paramount.

14.  Consolidated Statements of Cash Flows - Selected Information

(a)	Items not involving cash

	Three Months Ended March 31
	2007	2006
Unrealized loss (gain) on financial instruments	$24,529	$(29,458)
Stock-based compensation - non cash portion	(7,165)	17,335
Depletion, depreciation and accretion	33,540	34,507
(Gain) on sale of property, plant and equipment	(33)	(208)
Unrealized foreign exchange loss (gain)	(4,231)	1,246
Provision for doubtful accounts	690	-
Equity earnings in excess of cash distributions	(11,694)	(15,736)
Future income tax (recovery)	(18,913)	9,152
Non-controlling interest	(10,467)	(7)
Other	949	147
	$7,205	$16,978

NOTES TO INTERIM CONSOLIDATED FINANCIAL STATEMENTS
($ thousands, except as noted)

(b)	Changes in non-cash working capital

	Three Months Ended March 31
	2007	2006

Short-term investments	$(445)	$5,602
Account receivable	(8,234)	1,604
Distributions receivable from Trilogy Energy Trust	902	8,269
Prepaid expenses	(41)	713
Account payable and accrued liabilities	22,003	38,051
Due to related parties	(2,855)	(2,043)
	$11,330	52,196

Operating activities	$(8,707)	$25,280
Investing activities	20,037	26,916
	$11,330	$52,196

(c)	Supplemental cash flow information

For the three months ended March 31	2007	2006

Interest paid	$17,099	$12,458
Large corporations and other taxes paid	$489	$375

15.  Related Party Transactions

(a)  Trilogy Energy Trust

At March 31, 2007, Paramount held approximately 15.0 million trust units of Trilogy representing 16.2 percent of the issued and outstanding trust units of Trilogy at such time. In addition to the Trilogy trust units held by Paramount, Trilogy and Paramount have certain common members of management and directors. The following transactions have been recorded at the exchange amounts:

•
Paramount provided certain operational, administrative, and other services to Trilogy Energy Ltd., a wholly-owned subsidiary of Trilogy, pursuant to a services agreement between Paramount and Trilogy dated April 1, 2005 (the “Services Agreement”). The Services Agreement has been renewed on the same terms and conditions to March 31, 2008. Under the Services Agreement, Paramount is reimbursed for all reasonable costs (including expenses of a general and administrative nature) incurred by Paramount in providing the services. The reimbursement of expenses is not intended to provide Paramount with any financial gain or loss. For the three months ended March 31, 2007 the amount of costs subject to reimbursement under the Services Agreement totaled $0.3 million which has been reflected as a reduction in Paramount’s general and administrative expense.

•
As a result of the Trilogy Spinout, certain employees and officers of Trilogy hold Paramount Options and Holdco Options. The stock-based compensation expense relating to these options for the three months ended March 31, 2007 totaled $0.5 million, of which $0.3 million was charged to stock based compensation expense and $0.2 million was recognized in equity in net earnings of Trilogy.

NOTES TO INTERIM CONSOLIDATED FINANCIAL STATEMENTS
($ thousands, except as noted)

•
Paramount recorded distributions from Trilogy totaling $4.5 million for the three months ended March 31, 2007. Distributions receivable of $1.5 million relating to distributions declared by Trilogy in March 2007 were accrued at March 31, 2007 and received in April 2007.

•	During the three months ended March 31, 2007, Paramount also had other transactions in the normal course of business with Trilogy.

•	At March 31 2007, Trilogy owed Paramount $1.4 million, excluding distributions receivable from Trilogy.

(b)	Other

MGM Energy completed a private placement to certain directors of MGM Energy of 160,000 flow-through MGM Shares at a price of $6.25 per share and 210,000 MGM Shares at a price of $5.00 per share, each accompanied by one Longer Term Warrant, for aggregate gross proceeds of approximately $2.1 million.

16.  Subsequent Events

On April 27, 2007, Paramount reported that Statoil ASA (“Statoil”) had entered into an acquisition agreement with North American whereby Statoil will make an all-cash offer to acquire all of the shares of North American at a price of $20 per share.

Concurrently with the entering into of the acquisition agreement by Statoil and North American, Paramount entered into a lock-up agreement with respect to all of the North American shares it owns. The lock-up agreement, subject to certain conditions, calls for Paramount to sell the 34.1 million Class A shares of North American that it owns, for aggregate cash consideration of approximately $682.4 million. Including Paramount, holders representing an aggregate of 69 percent of the North American shares, on a fully diluted basis, have entered into lock-up agreements agreeing to tender their shares to the offer.

The board of directors of North American unanimously approved the offer, recommending that shareholders of North American accept the offer. The offer is subject to regulatory approvals and other customary conditions contained in the formal offer documents. The transaction is expected to close at the end of the second quarter of 2007.

The sale by Paramount of North American shares that it owns would require Paramount to make an offer to repay the outstanding Term Loan B Facility in the amount of $173.2 million ($150.0 million U.S.) from the proceeds of such sale.

On May 8, 2007, MGM Energy announced that it has entered into an agreement of Purchase and Sale with Encana Corporation (“EnCana”) to acquire EnCana’s interests in certain assets located in the Mackenzie Delta and elsewhere in the Northwest Territories for a purchase price of $170 million. To fund the purchase, MGM Energy has entered into an agreement with a syndicate of underwriters to issue 47.6 million shares for gross proceeds of $155.3 million on a bought deal basis. C.H. Riddell, the CEO of Paramount, has indicated his intention to subscribe for a total of $25 million of the shares under this offering.